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                             July 21, 2023

       Jason Wilk
       Chief Executive Officer and Director
       Dave Inc.
       1265 South Cochran Avenue
       Los Angeles, CA 90019

                                                        Re: Dave Inc.
                                                            Post-Effective
Amendment No. 3 to Form S-1 on Form S-3
                                                            Filed July 6, 2023
                                                            File No. 333-262478

       Dear Jason Wilk:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 3 to Form S-1 on Form S-3 filed July 6,
2023

       Cover Page

   1. We note your response to prior comment 1 and reissue in part. Please revise to also include the price
originally paid for the Class V common stock that is convertible into
                                                        Class A Common Stock.
   2. We note your response to prior comment 5 and reissue in part. If the warrants are out of the money, please
disclose on the cover page the likelihood that warrant holders will not exercise their
warrants.
 Jason Wilk
FirstName
Dave Inc. LastNameJason Wilk
Comapany
July       NameDave Inc.
     21, 2023
July 21,
Page  2 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:      Albert W. Vanderlaan